Filed by MFS Multimarket Income Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

MFS Charter Income Trust

File No.: 811-05822

Date: May 14, 2026

For Immediate Release	Media Contact: Dan Flaherty, +1 617.954.4256 For Shareholders/Advisors: Brian Mastrullo, +1 617.954.7940

MFS CHARTER INCOME TRUST ANNOUNCES ADJOURNMENT OF SPECIAL SHAREHOLDER MEETING

BOSTON (May 14, 2026) – MFS Investment Management (“MFS”) announced today an adjournment of the special meeting of shareholders of MFS Charter Income Trust (NYSE: MCR) held on May 14, 2026 (the “Meeting”).

The Meeting is adjourned to May 18, 2026, at 10:00 a.m. Eastern Time.

The Meeting was adjourned to allow for the solicitation of additional shareholder votes relating to a proposal that MCR’s shareholders approve an Agreement and Plan of Reorganization between MCR and the MFS Multimarket Income Trust (the “Reorganization”).

The Reorganization

On December 10, 2025, the Board of Trustees (the “Board”) of MCR unanimously approved the Reorganization. Shareholders of MCR as of December 11, 2025, were mailed a prospectus/proxy statement in early February 2026, providing additional information about the Reorganization and the factors considered by the Board in approving the Reorganization. The Board determined that the Reorganization is in the best interests of MCR’s shareholders and recommends shareholders vote in favor of the Reorganization.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," or other similar words. Such forward-looking statements are based on the fund's current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the funds undertake no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Fund

MCR is a closed-end investment company product advised by MFS Investment Management. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, common shares of MCR are bought and sold in the open market through a stock exchange. Shares may trade at a discount to the net asset value per share. Shares of MCR are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of MCR involve investment risk, including possible loss of principal.

About MFS Investment Management

In 1924, MFS launched the first US open-end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries and institutional clients, MFS still serves a single purpose: to create long term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of April 30, 2026, MFS had approximately US$650.7 billion in assets under management.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

# # #